VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

Attention:	Evan Jacobson
Tamara Tangen

Re:	Excel Corporation.
Registration Statement on Form S-l (File No. 333-173702)

Ladies and Gentlemen:

On behalf of Excel Corporation (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes two copies of Amendment No. 1 which have been marked to show changes from the filing of the Registration Statement.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by email on June 10, 2011 from the staff of the Commission (the “Staff”) and to update information related to a transaction involving the Company that closed subsequent to the filing of Amendment Number 1. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Risk Factors

“We are subject to local laws and regulations in the U.S…,” page 9

1.
As noted in prior comment 10, this risk factor appears to apply to any domestic issuer. Please revise to discuss any current or anticipated laws and regulations that specifically apply to and have a material impact on your business. See Item 503(c) of Regulation S-K.

Response

This Risk Factor has been deleted as there doesn’t appear to be any laws or regulations relating to the license of brands and infringement of intellectual property rights is already covered in other risk factors.

“Conflicts of interest may arise with our officers and directors,” page 11

2.	We note your response to prior comment 9. Please revise to explain how your officers and directors will comply with their obligations to your shareholders under Delaware law.

Response

Complied with. This Risk Factor has been amended to reflect the provisions of Section 144 of the Delaware General Corporation Law.

Principal Shareholders, page 24

3. We note your response to prior comment 12. It appears that the number and percentage of shares attributable to Ruben Azrak should be increased by 6,902,600 shares to include his beneficial ownership of the shares held by the Azrak Family 2010 Irrevocable Trust. See Instruction 2 to Item 403 of Regulation S-K. Please revise.Please revise to state the percentage of voting interest that your officers and directors will have after the offering.

Response

Complied with. Ruben Azrak’s ownership in the table has been amended as has footnote 6 to the table.

Additional changes and Exhibits

The Business Summary on page 5 and the Description of Business on page 27 have been amended to reflect the V7 transaction. Copies of the V7 LLC Operating Agreement and License Agreement have been filed as Exhibits 10.4 and 10.5. In addition, update consent of the auditors and counsel have been filed as Exhibits 23.1 and 23.2.

Kindly feel free to contact me with any questions or comments.

Sincerely,

MEISTER SEELIG & FEIN LLP

Mitchell Lampert